

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 5, 2009

<u>**Via U.S. Mail and Fax (614-469-8219)**</u>
Mr. John L. Boylan
Treasurer, Vice President, Assistant Secretary,
Chief Financial Officer and Director
Lancaster Colony Corporation
37 West Broad Street
Columbus, OH 43215

> **Re:** **Lancaster Colony Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 15, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 000-04065**

Dear Mr. Boylan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director